Exhibit 21.1

RegenLab USA, Inc.

Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RegenLab USA LLC	Delaware
RegenLab France SAS	France
Regen Lab SA (UID CHE-439.246.028)	Switzerland
Regen Lab SA (UID CHE-381.991.302) branch of Regen Lab SA (UID CHE-439.246.028)	Switzerland
RegenLab GmbH	Germany